02 February 2004


CORUS GROUP plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc has today received a notification from The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited, pursuant to Section 198 of the Companies Act 1985 (the "Act").

On 29 January 2004 The Capital Group Companies, Inc. was interested for the purposes of the Act in 209,479,378 ordinary shares of 10p each representing 4.724% of Corus Group plc's issued capital.

These holdings form part of funds managed on behalf of investment clients by the Companies.
END